UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	0-12994
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended January 29, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Nordstrom Credit, Inc.

Full Name of Registrant

Former Name if Applicable

13531 East Caley Avenue

Address of Principal Executive Office (Street and Number)

Centennial, Colorado 80111

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K,

Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Company does not anticipate that it will be able to file its Annual Report on Form 10-K for the fiscal year ending January 29, 2005 (“2004 10-K”) by the prescribed due date. The Company is considering if its previously issued statements of cash flows properly classified amounts loaned to an affiliated entity, Nordstrom fsb. Nordstrom fsb is a wholly-owned subsidiary of the Company’s parent, Nordstrom, Inc. This issue was raised on April 28, 2005. Because this question was raised so near to the 2004 10-K filing deadline, the Company is not able to complete the financial statement audit and filing without unreasonable effort or expense. The 2004 10-K, which was due to be filed with the Securities and Exchange Commission by April 29, 2005, will be filed by May 14, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mike Koppel	(206)	373-4068

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nordstrom Credit, Inc.

Nordstrom Credit, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 2, 2005	By /s/ Michael G. Koppel

Vice President and Treasurer